UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

May 22, 2007

To whom it may concern:

Company Name: Mizuho Financial Group, Inc.
Representative: Terunobu Maeda, President & CEO
Head Office: 1-5-5, Otemachi, Chiyoda-ku, Tokyo
Code Number: 8411 (Tokyo Stock Exchange (First Section),
Osaka Securities Exchange (First Section))

Announcement regarding Policy Regarding Lowering of the Minimum Investment Amount of

Mizuho Financial Group’s Common Stock

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that it has determined its policy regarding lowering of the minimum investment amount of MHFG’s common stock as follows:

Policy Regarding Lowering of the Minimum Investment Amount of MHFG’s Common Stock

With regard to lowering of the minimum investment amount of MHFG’s common stock, we do not believe that we need to take any action at this time, after taking into account such factors as the stock price, number of shareholders, liquidity of common stock and cost-effectiveness. However, we will continue to consider this matter in an appropriate manner, taking into account these and other factors such as investors’ needs.

Contact:

Mizuho Financial Group, Inc.,

Corporate Communications

Public Relations Office

Tel: 813-5224-2026

Note:	This document is prepared for the purpose of public disclosure of determination of Policy Regarding Lowering of the Minimum Investment Amount of MHFG’s Common Stock, and does not constitute a solicitation of an offer for acquisition, or a of an offer for sale or a solicitation of offer for purchase of any securities in and outside of Japan (the “Solicitation Activity”), nor for the conducting of Solicitation Activity.